Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ANGI INC.

Pursuant to Section 242

of the General Corporation Law of the State of Delaware

Angi Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.            The following new paragraph is added to the end of the first paragraph of Article IV of the Restated Certificate of Incorporation of the Corporation:

“Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “ Split Effective Time”), (i) each 10 shares of Class A common stock issued and outstanding or held by the Corporation in treasury immediately prior to the Split Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined into 1 fully paid and nonassessable share of Class A common stock and (ii) each 10 shares of Class B common stock issued and outstanding or held by the Corporation in treasury immediately prior to the Split Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and into 1 fully paid and nonassessable share of Class B common stock (collectively, the “Reverse Split”). There shall be no fractional shares of Class A common stock or Class B common stock issued in connection with the Reverse Split. In lieu thereof, (i) all fractional shares otherwise issuable to holders of record of Class A common stock in the Reverse Split shall be aggregated and sold as soon as practicable after the Split Effective Time on the basis of prevailing market prices of the Class A common stock at the time of sale, and (ii) all fractional shares of Class B common stock otherwise issuable to the holders of record of Class B common stock in the Reverse Split shall be reclassified into the same fractional share of Class A common stock and thereafter aggregated and sold on the basis of prevailing market prices of the Class A common stock at the time of sale. After such sale, the net proceeds derived from the sale of fractional interests will be distributed to holders of record who would otherwise have been entitled to receive fractional shares of Class A common stock or Class B common stock pro rata based on their fractional interests. From and after the Split Effective Time, each book-entry share or certificate, as applicable, representing Class A common stock or Class B common stock issued and outstanding immediately prior to the Split Effective Time shall thereafter represent the number of whole shares of Class A common stock or Class B common stock, as applicable, into which such shares have been reclassified at the Split Effective Time pursuant to Reverse Split. For purposes of determining fractional shares pursuant to the Reverse Split, holders of record shall mean registered holders and such other holders of Class A common stock as the Corporation determines to treat as holders of record for purposes of the Reverse Split.”

2.            The foregoing amendment to the Restated Certificate was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation on this [●] day of [●], 2025.

ANGI INC.

By:
Name:
Title: